VOZROZHDENIE
BANK

File № 82-4257


06018758

Vozrozhdenie Bank
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

Date: 12.10.2006
No: 1101/8538

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL
RECEIVED
PROCESSING
NOV 21 2006
WASH. D.C.
213
SECTION

Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you Message of the data that can affect materially the value of the joint-stock company's securities.

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Luchnikov Pereulok 7/4, Moscow GSP-9, Russia, 101999
Phone (495) 777-0-888, Telefax (495) 620-19-99

vbank@co.voz.ru
www.vbank.ru

MESSAGE

of the data that can affect materially the value of the joint-stock company's securities

Information about acquiring by the joint-stock company of percentage of participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or percentage of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

1. General Data	
1.1. Full official name of issuer	Joint-stock company Bank «Vozrozhdeniye»
1.2. Abbreviated legal name of the issuer:	V. Bank
1.3. Location of the issuer:	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.
1.4. State registration number:	1027700540680
1.5. Identification tax number:	5000001042
1.6. Unique code of the issuer assigned by registration body:	1439
1.7. Internet site used by the issuer for disclosing information:	http://www/vbank.ru/investors/material-facts
1.8. Name of periodical(s) used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»

2.Summary of the Message
2.1. Full corporate name, location of the commercial institution, which share in the authorized capital (ordinary shares) has been purchased by the joint-stock company or in which the above share of the joint-stock company changed: Open joint-stock company «Moscow Re-insurance Company», ul. Obraztzova 31-2-4, Moscow 127018.
2.2. Percentage of participation of the joint-stock company in the share capital of the above institution before alteration, and if such institution is a joint-stock company – also percentage of this joint-stock company's ordinary shares being in its possession before alteration: portion in the share capital -17.57%, percentage of ordinary shares – 17.57%.
2.3. Percentage of participation of the joint-stock company in the share capital of the above institution after alteration, and if such institution is a joint-stock company – also percentage of this joint-stock company's ordinary shares being in its possession after alteration: 0%.
2.4. Date, when percentage of participation of the joint-stock company in the share capital (pie fund) of the above institution changed: 05.10.2006.

3. Signature		
3.1. Deputy Chairman of the Board	(*signature*)	A.V.Dolgopolov
3.2. October 09, 2006	*Stamp*	